April 16, 2014

VIA E-MAIL AND EDGAR

Ms. Monique Botkin

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds/PEA 118

File Numbers 02-35439 and 811-1800

Dear Ms. Botkin:

This letter responds to comments you provided to me by telephone on April 15, 2014.

1.                                      Comment: Confirm that any performance fees will be reflected in the fee tables for each applicable fund.

Response:  Performance fees for the year ended December 31, 2013, will be included in the fee table as part of the “management fee” line item for each of the equity funds. The two bond funds do not have performance fees.

2.                                      Comment:  Confirm that for any options written by a fund, assets are segregated as required by applicable laws and rules.

Response:  Assets are segregated by each fund to cover written options as required by applicable laws and rules.

3.                                      Comment:  Explain why language about taking a temporary defensive position appears in Item 4 when Item 9 calls for this disclosure. In addition, disclosure about a temporary defensive position needs to include language about the effect of taking such a temporary defensive position.

Response:  With respect to the disclosure responsive to Item 9, that disclosure already includes language about the effect of taking a temporary defensive position. For example, on page 33 with respect to the All American Equity Fund, the prospectus states that “[w]hen the fund is in a defensive investment position, it may not achieve its investment objective.” Similar language appears on subsequent pages for each of the other funds.

With respect to the language about taking a temporary defensive position in Item 4, it was added in response to a comment from the SEC on PEA 112. The language in Item 4 previously stated only that “[t]he Adviser uses a matrix of statistical models to monitor volatility and money flows, and as a result, it may at times maintain higher than normal cash levels.” In response to the SEC’s comment, the disclosure was modified to add the language about taking a temporary defensive position:

Comment: With respect to the MegaTrends Fund, reconcile the language on page 8 in the “Principal Investment Strategies” section about having “higher than normal cash levels” with the disclosure on page 47 about taking a “temporary defensive position.”

Response:  The requested change has been made. The language on page 8 will now read as follows:

“The Adviser uses a matrix of statistical models to monitor market volatility and money flows, and as a result, it may at times maintain higher than normal cash levels. For example, the Adviser may take a temporary defensive position when the securities trading markets or the economy are experiencing excessive volatility, a prolonged general decline, or other adverse conditions.”

This same language will be inserted on page 47 in place of the first sentence of the paragraph about taking a temporary defensive position. In addition, a similar change will be made to the disclosure for all funds to which this issue applies.

Please let us know how you would like us to proceed in modifying the disclosure in Item 4. We believe it is important to keep the language stating that “[t]he Adviser uses a matrix of statistical models to monitor volatility and money flows, and as a result, it may at times maintain higher than normal cash levels.” We can remove the language about taking a temporary defensive position or, alternatively, can add the following sentence to the end of the paragraph: “When the fund is in a defensive investment position, it may not achieve its investment objective.”

4.                                      Comment:  For each fund that discloses “Sector Risk,” instead of stating that a fund may invest a significant amount of its assets in “certain” sectors, consider disclosing the specific sectors.

Response:  The sectors in which each fund may have a significant investment will rotate from time to time based on market conditions. As a result, we believe that the current disclosure is appropriate.

5.                                      Comment:  On page 2, spell out what is meant by LEAPS since it is the first occurrence of this term.

Response:  The requested change has been made.

6.                                      Comment:  For each fund that invests in private placements, confirm that to the extent that any such private placements are section 3(c)(1) or 3(c)(7) funds, the expenses related to these investments will be included in the fund’s fee table as Acquired Fund Fees and Expenses.

Response:  During the applicable period, none of the funds were invested in section 3(c)(1) or 3(c)(7) funds, but to the extent a fund invests in such funds in the future, the expenses related to these investments will be included in the fund’s fee table as Acquired Fund Fees and Expenses.

7.                                      Comment:  For each fund that invests in ETFs, confirm that expenses related to these investments will be included in the fee table as Acquired Fund Fees and Expenses.

Response:  Expenses related to each fund’s investments in ETFs will be included in the fund’s fee table as Acquired Fund Fees and Expenses.

8.                                      Comment:  In light of recent events involving Russia’s invasion of Ukraine, consider whether any extra disclosure is needed in the risk disclosure for the Emerging Europe Fund.

Response:  We believe that our current disclosure is appropriate and sufficient.

9.                                      Comment:  Confirm that the only government agencies in which the U.S. Government Securities Ultra-Short Bond Fund invests are the Federal Home Loan Bank, the Federal Farm Credit Bureau, and the Tennessee Valley Authority.

Response:  The only government agencies in which the U.S. Government Securities Ultra-Short Bond Fund invests are the Federal Home Loan Bank, the Federal Farm Credit Bureau, and the Tennessee Valley Authority.

10.                               Comment:  On page 5 of the SAI, explain what changes were made to Fundamental Investment Restriction number 5 (about investments in commodities and commodity contracts).

Response:  Language about the MegaTrends Fund was deleted from this investment restriction because the MegaTrends Fund merged into the Holmes Macro Trends Fund (formerly known as the Holmes Growth Fund) in December 2013.

11.                               Comment:  On page 5 of the SAI, explain what changes were made to Fundamental Investment Restriction number 7 (concentration policy).

Response:  Language about the Tax Free Fund was deleted from this investment restriction because the Tax Free Fund merged into the Near-Term Tax Free Fund in December 2013.

12.                               Comment:  In the table of Interested Trustees on page 25 of the SAI, disclose that Frank Holmes is a controlling shareholder of the Adviser.

Response:  The requested change has been made by adding this disclosure to the first footnote below the table.

13.                               Comment:  On page 33 of the SAI, change the disclosure that says that Frank Holmes “may be deemed to be” a controlling person of the Adviser to state that he “is” a controlling person of the Adviser.

Response:  The requested change has been made.

14.                               Comment:  Confirm that the administrative fees discussed on page 36 of the SAI will be included in the fee table for each fund.

Response:  Administrative fees for the year ended December 31, 2013, will be included in the fee table as part of the “other expenses” line item for each fund.

15.                               Comment:  On page 37 of the SAI, it states that “[p]ursuant to the Distribution Plan, the Adviser is paid for certain sales related compensation bonuses paid by the Adviser to its employees for sales of fund shares.” Explain why it is appropriate for the funds to pay the Adviser for the sale of fund shares if the Adviser is not a registered broker-dealer.

Response:  Employees who receive sales-related compensation bonuses are FINRA-licensed associated persons of U.S. Global Brokerage, Inc., the wholly-owned subsidiary of the Adviser and the distributor of the funds. The paragraph about the Distribution Plan has been modified as follows:

The Investor Class of the Equity Funds has adopted a compensation Distribution Plan pursuant to Rule 12b-1 of the 1940 Act (Distribution Plan). The Distribution Plan allows the funds to pay no more than 0.25% to offset expenditures in connection with sales and promotional services related to the distribution of fund shares, including personal services provided to prospective and existing fund shareholders, and includes the costs of: printing and distribution of prospectuses and promotional materials, making slides and charts for presentations, assisting shareholders and prospective investors in understanding and dealing with the funds, and travel and out-of-pocket expenses (e.g., copy and long distance telephone charges) related thereto and fees paid to financial service firms related to the distribution of fund shares, including payments for certain sales-related compensation bonuses paid to associated persons of U.S. Global Brokerage. U.S. Global Brokerage will receive payment of 0.25% of a fund’s average daily net assets even if it~~hey~~ spent less than this amount on distribution expenses. ~~Pursuant to the Distribution Plan, the Adviser is paid for certain sales related compensation bonuses paid by the Adviser to its employees for sales of fund shares. The Adviser pays a higher bonus to its employees for sales of the Holmes Macro trends Fund.~~ Notwithstanding the above and subject to and calculated in accordance with the Rules of Fair Practice of the NASD, if during any annual period the total of (i) the compensation payable to the distributor and (ii) amounts payable under the Trust’s Distribution Plan exceeds 0.25% of a fund’s average daily net assets, the distributor will rebate that portion of its fee necessary to result in the total of (i) and (ii) above not exceeding 0.25% of the fund’s average daily net assets.

16.                               Comment:  Confirm that the transfer agency fees discussed on page 38 of the SAI will be included in the fee table for each fund.

Response:  Transfer agency fees for the year ended December 31, 2013, will be included in the fee table as part of the “other expenses” line item for each fund.

*                                         *                                         *

In connection with your review of PEA 118 to the registration statement of U.S. Global Investors Funds (the “Trust”), the undersigned hereby acknowledges on behalf of the Trust that:

•                  the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Trust’s filings with the Securities and Exchange Commission (the “SEC”);

•                  comments of the staff of the Securities and Exchange Commission (the “Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings made; and

•                  the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

I trust that the foregoing is responsive to your comments.  Please call me at (210) 308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds